

Mail Stop 4720

March 10, 2010

By U.S. Mail and Facsimile to: (781) 658-9640

Kenneth Klipper
Chief Financial Officer
The First Marblehead Corporation
The Prudential Tower
800 Boylston Street, 34th Floor
Boston, Massachusetts

> **Re: The First Marblehead Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Form 10-Q for the Quarterly Period Ended December 31, 2009**
> **File No. 001-31825**

Dear Mr. Klipper:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2009

Management's Discussion and Analysis of Financial Condition…, page 43

Financial Condition, Liquidity and Capital Resources, page 65

1.   We note the second paragraph on page 66 states net cash used in operating activities was $56.3 million for fiscal 2009 as compared to $456.1 million in 2008, reflecting a net use of $479 million by your Banking subsidiary to generate

private education loans. Tell us and in future filings please revise this section to include the following information:

- Discuss any restrictions by the Company with respect to the use of funds generated by your Banking subsidiary to fund your operations to the extent they are not available to the Company other than through upstream dividends.

- Discuss any material expected effects on your liquidity, cash flows and results of operations related to the potential sale of Union Federal, your Banking subsidiary. Consider in your response that net interest revenue for the six months ended December 31, 2009 was $6 million, equal to 25% of total revenues for the period. Refer to the proposed sale stated in Note 1, Nature of Business and Summary of Significant Accounting Policies on page 7 of the Form 10-Q for the period ending December 31, 2009.

2. We note the Company has significantly decreased cash funds provided from operating activities due to its current inability to facilitate new securitizations and to the sale of the Trust Certificate for which you are no longer entitled to residual receivables from the NCSLT Trust. Please discuss your proposed short-term and long-term plans to increase cash inflows from recurring operating activities. Consider in your response the following:

- Cash flows related to asset servicing fees recorded with respect to services provided to the third party purchaser of the Trust certificate is contingent on the availability of cash distributions to the new owners of the residual interest in the NCLST Trusts. Refer to the "Asset Servicing Fees and Residuals" section on page 82 of Note 2 (h), Summary of Significant Accounting Policies, Revenue Recognition.

- The new Monogram product was completed in August 2009 and has not been fully deployed as of February 2010. Refer to page 7 of Note 1, Nature of Business and Summary of Significant Accounting Policies of the Form 10-Q for the period ending December 31, 2009.

- The major sources for funding operating activities for the first six months of 2010 were $287.2 million related to non-recurring tax refunds and the sale of education loans at significant discounts from original cost as required by the OTS Order of Cease and Desist. Refer to MD&A, Financial Condition, Liquidity and Capital Resources on page 52 of the Form 10-Q for the period ending December 31, 2009.

3. We refer to the last paragraph on page 66 that states you remain uncertain as to the extent to which you may contribute funds to fund loans portfolio reserves

related to your new Monogram product. We note the "Business, General Developments" section on page 2 states that in lieu of a third party guaranty, your new product provides for funding of segregated loss reserves though fees paid by borrowers and the Company may contribute limited amounts to fund portfolio reserves. Please tell us and discuss in future filings the following:

- The accounting policies with respect to funding loss reserves including any contractual conditions that limit the extent of funding required by the Company.

- The expected funding sources to be used to fund the loss reserves and any potential material effects on the Company's future liquidity and cash flows.

- The extent to which funding these loss reserves by the Company creates a relationship as co-guarantor of the loans being serviced with a resulting contingent liability for unfunded loss reserves not paid by borrowers.

Contractual Obligations, page 67

4.   We note your discussion regarding the education loan warehouse facility. Please revise future filings to:

- Disclose the repayment terms of the notes outstanding under the facility, including when payments are due, the interest rate payable on the outstanding notes and how the lender's accelerated repayment right operates;

- Discuss the effect, if any, of the recent sale of private education loans by Union Federal on the Company's obligations under the facility; and

- Briefly discuss the current status of the private education loans pledged as collateral under the facility.

In your response to this comment, please provide us with your proposed revised disclosure.

5.   It does not appear that the material contracts underlying the education loan warehouse facility have been filed as exhibits to the Form 10-K. Please file these agreements with your next periodic report or tell us why you are not required to do so.

Financial Statements for the Fiscal Year Ended June 30, 2009

Note 2, Summary of Significant Accounting Policies

 (h) Revenue Recognition, page 81

6.   We refer to the "Asset Servicing Fees and Residuals" section on page 82 that
        states your receipt of asset servicing fees from the third party purchaser of the
        Trust Certificate is contingent on distributions available to the third party owners
        of the residual interests in the NCSLT Trust.   Please tell us and discuss in future
        filings your basis, including the specific accounting literature you relied on for
        accruing these fees. Consider in your response and proposed disclosure the
        following:

        •   The seniority of the new owners of the Trust Certificate with respect to
            receiving residual cash flows from the various trusts.

        •   A summary of recent residual cash distributions to the owners of the Trust
            Certificates including a discussion of any major recent changes in the level of
            cash distributions received due to market illiquidity or defaults of related
            collateral loans.

        •   The following disclosure in Note 1, Nature of Business and Summary of
            Significant Accounting Policies, Business Trends, Uncertainties and Outlook
            on page 6 and related discussion in MD&A, Business Trends and
            Uncertainties on page 32 of the Form 10-Q for the period ending December
            31, 2009.

            o   The expected effects of recent higher level of defaults experienced by the
                NCSLT Trust.

            o   The recent negative rating actions by credit agencies in December 2009
                and January 2010, with respect to certain subordinate ABS issued by these
                trusts and the expected reprioritization to senior noteholders of debt issued
                by these trusts.

        •   The underlying assets in the NCSLT Trust, that were TERI-guaranteed, had
            cash collection concerns as evidenced by a 26% deferment rate and a 6%
            forbearance rate as of December 31, 2009. Refer to the MD&A, "Application
            of Critical Accounting Policies and Estimates, Service Revenues and
            Receivables" section on page 36 of the Form 10-Q for the period ended
            December 31, 2009.

7.   We refer to the third paragraph on page 84 that describes your expected adoption

of SFAS 166 and SFAS 167 which are effective for fiscal year 2011. Taking into consideration the significant number of recent authoritative accounting literature issued that can significantly impact the financial statements of financial institutions, in addition to these two new accounting pronouncements, please tell us and in future annual and interim filings provide the footnote disclosure required by SAB 74 with respect to the adoption of new accounting literature, including FASB Staff Positions:

- Provide a brief description of the new standard, including when adoption is required and if you plan to early adopt the standard.

- Include a discussion of the adoption methods allowed and the method the Company expect to use.

- Discuss the impact the adoption of the standard is expected to have on the financial statements of the registrant, unless it is not known or cannot be reasonably estimated.

- Disclose the potential impact of other significant matters you believe might result from adopting the standard. Consider issues such as technical violations of debt covenants and planned changes in business practices.

Note 7, Service Receivables, page 89

8.   We refer to the last paragraph on page 93 that states you assumed the trusts will not receive funds in excess of the Pledged Accounts and you did not adjust your assumptions regarding TERI's plan of reorganization under Chapter 11 Bankruptcy. You also state that you expect TERI to reject its guarantee obligations entirely. We note that you have not adjusted your assumptions during the six month interim period ended December 31, 2009 as stated in Note 4, Service Revenues and Related Revenues on page 19 of the Form 10-Q for the period ended December 31, 2009. Please tell us and discuss in future filings your basis for not adjusting your assumptions regarding TERI ability to comply with its obligation to pay claims considering the following:

- Note 1, Nature of Business and Summary of Significant Accounting Policies, Business Trends, Uncertainties and Outlook on page 6 of the Form 10-Q for the period ending December 31, 2009 states the following which indicates expected higher levels of claims to TERI for which amount in the Pledged Accounts may not be sufficient for payment:

    o Higher levels of defaults have been recently experienced by the NCSLT Trust.

- o Various credit agencies have issued negative rating actions in December 2009 and January 2010 with respect to certain subordinate ABS issued by these trusts and the expected reprioritization to senior noteholders of debt issued by these trusts.

- The proposed joint plan of reorganization, as amended in October 2009, proposes that $250 million, as well as future recoveries on these loans, be transferred to a liquidating trust for the benefit of TERI's unsecured creditors and therefore appears will not be available for transfer to the Pledged Account for payment of claims. Refer to MD&A, Application of Critical Accounting Policies and Estimates, "TERI's Obligation to Pay Claims" on page 37 of the Form 10-Q for the period ending December 31, 2009.

Note 15, Fair Value of Financial Instruments, page 103

9.   We refer to the combined table of recurring and nonrecurring financial instruments carried at fair value as of June 30, 2009 which shows recurring Level 3 investments totaling $67.5 million.   For these recurring Level 3 financial instruments please provide us and include in future annual and interim filings the following information:

- The reconciliation of assets measured at fair value using Level 3 inputs required by paragraphs 32(c) and (d) of SFAS 157.

- Discuss the reasons for major transfers into and out of the Level 3 valuation category.

- Disclose any major changes in valuation techniques used during the period. Refer to paragraph 32(e) of SFAS 157.

- Explain how you periodically validate and update the reasonableness of the fair value measures determined for the Level 3 type financial instruments.

Exhibits 31.1 and 31.2

10.   We note that Exhibits 31.1 and 31.2 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. For example, it appears that you have revised the language in paragraph 4(d). We note similar modifications in Exhibits 31.1 and 31.2 to the Forms 10-Q for the quarterly periods ended September 30, 2009 and December 31, 2009. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission

statements or staff interpretations. In your response to this comment, please provide us with your proposed revised certifications for your next periodic report.

Form 10-Q for the Quarterly Period Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition…, page 29

Recent Developments, page 31

11.   We note your discussion of the Supervisory Agreement and the Order in the risk factors section. Please tell us, and revise management's discussion and analysis in future filings to disclose, the actions the Company and Union Federal have taken in response to the requirements of the Supervisory Agreement and Order. In that regard, please discuss whether the Company and Union Federal are in compliance with each of the applicable requirements. To the extent known, please quantify the capital ratio requirements and the Company's corresponding ratios. Please also address the role you expect Union Federal to have in the Company's future operations given the recent portfolio sale and the limitations imposed by the regulatory agreements. In your response to this comment, please provide us with your proposed revised disclosure.

Risk Factors, page 57

We may need to pursue alternatives to securitizations…, page 70

12.   It is unclear from your discussion of the loan purchase periods in this risk factor when such periods are set to expire and with respect to how much of the facilitated loan volume. Please revise your disclosure to clarify when these contractual obligations run, addressing in particular the amounts that expire in the coming quarters. Please also discuss the terms of the liquidated damages provisions, quantifying the company's potential exposure to the extent possible. In your response to this comment, please provide us with your proposed revised disclosure.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames at (202) 551-3447 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Attorney Advisor